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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    UNDER THE SECURIITES EXCHANGE ACT OF 1934(AMENDMENT NO.__________)*

                       ADVANCED OXYGEN TECHNOLOGIES, INC.
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                                (NAME OF ISSUER)

                                     COMMON
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                         (TITLE OF CLASS OF SECURITIES)

                                  00754B 10 3
                  -------------------------------------------
                                (CUSIP NUMBER)

                                 Coastal Oil, Ltd
              40 Santa Rita Road, Corazel, Belize, Central America
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               April 01, 2000
                  -------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
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that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                SCHEDULE 13D
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CUSIP NO. 00754B 10 3
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Coastal Oil, Ltd. 40 Santa Rita Road, Corazel, Belize, Central America
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
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    3      SEC USE ONLY
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           SOURCE OF FUNDS*
    4           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Belize, Central America
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                            7     SOLE VOTING POWER
                                    568,000
      NUMBER OF -----------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY   ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                       568,000
       PERSON  -----------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           568,000 shares
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.92%
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   14     TYPE OF REPORTING PERSON*
          Corporation
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*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------------------------
CUSIP NO. 00754B 10 3
-----------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Coastal Oil, Ltd. 40 Santa Rita Road, Corazel, Belize, Central America
---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
----------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------
           SOURCE OF FUNDS*
    4           WC
-----------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
-----------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Belize, Central America
-----------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                    568,000 Shares
      NUMBER OF   ----------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY    ----------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                     568,000 Shares
       PERSON     ----------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           568,000 Shares
----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [ ]
-----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.92%
----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          Corporation
-----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1. SECURITY AND ISSUER
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This statement on Schedule 13D relates to the common
stock, par value $0.01, of Advanced Oxygen Technologies, Inc.
(AOXY). The principal executive offices are located at the following address: 26883 Ruether Avenue, Santa Clarita, CA 91351

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed Coastal Oil, Ltd, (the Reporting Person "Coastal").

Coastal is a Belize corporation, and has its principal place of business and corporate office located at 40 Santa Rita Road, Corazel, Belize, Central America. The principal business of Coastal is investment in petroleum projects, agricultural commodities, and corporate securities. The President of Coastal is
J. Noguera, and is a Belize citizen whose primary occupation is a farmer, and whose business address is, Corazel, Belize, Central America.

During the past five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Five Million, three hundred and sixty nine thousand, five hundred (5,369,500) Shares of common stock of AOXY was sold on or about April 01, 2000 by Coastal on the open market, the Over The Counter NASDAQ Market. The average share price of the shares sold was $0.0467 for a total aggregate price of $250,755.65

No part of the sales price was represented by funds from a single individual, entity, or otherwise sold for the purpose of acquiring, holding, trading or voting such securities by the purchasers.

ITEM 4: Purpose of Transaction.

Coastal acquired the securities for investment purposes, and subsequent to the date hereof may acquire and/or sell additional shares of Preferred, Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. Coastal does not have any present plans or proposals which relate to or would result in any of the following:

       (a) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
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       (b) A sale or transfer of a material amount of assets of the Company;

       (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

       (d) Any material change in the Company's business or corporate structure;

       (e) Any other material change in the Company's business or corporate structure;

       (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

       (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (i) Any action similar to any of those enumerated above.

       Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by Coastal is 568,000 shares which constitutes approximately 1.92% of the issued and outstanding shares of Common Stock of the Company.
The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as of April 01, 2000. Except for the Securities, insofar as is known to Coastal, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

(b) Coastal has had voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to Coastal, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

(c) Not Applicable.

(d) Not Applicable.

(e) Coastal ceased being beneficial owners of more than 5% on April 01, 2000.
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       Item 6. Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of Issuer.  Not Applicable

       Item 7. Not Applicable.

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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By:
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Name/Title: Sr. Noguera, Man Director
             --------------------------

Dated: April  18. 2000
       --------------------------------

COASTAL OIL, LTD.